

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



March 10, 2003

Karen E. Bertero
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197

RE: Archon Corporation
Incoming letter dated January 21, 2003

Dear Ms. Bertero:

This is in response to your letter dated January 21, 2003 concerning the shareholder proposal submitted to Archon by SOLMIROG LTD. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jordan Rogers
SOLMIROG LTD.
P.O. Box 1310
Beaumont, TX 77704

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com

kbertero@gibsondunn.com

January 21, 2003

Direct Dial
(213) 229-7360
Fax No.
(213) 229-6360

Client No.
C 80267-00046

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Solmirog Ltd.*
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Archon Corporation ("Archon" or the "Company"), to omit from its proxy statement and form of proxy for Archon's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") received from Solmirog Ltd. (the "Proponent"). The Proposal provides as follows:

> RESOLVED, that the shareholders of Archon Corporation ("Archon") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors that would be authorized and directed to explore strategic alternatives to maximize shareholder value, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives, and (3) authorize the committee and investment banking firm to implement the repurchase program authorized by the Board of Directors in March 2002.

A copy of the letter from the Proponent containing the Proposal and Supporting Statement is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Archon's intention to exclude the Proposal and the Supporting Statement from its 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of Archon's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. Archon intends to begin distribution of its definitive 2003 Proxy Materials on or after April 11, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Archon files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

BASES FOR EXCLUSION

We believe the Proposal and the Supporting Statement may be properly excluded from the 2003 Proxy Materials for the following reasons:

1. pursuant to Rule 14a-8(b)(1), because the Proponent is not the owner of securities entitled to vote on the Proposal;

2. pursuant to Rule 14a-8(i)(7), because the Proposal concerns Archon's ordinary business operations; and

3. pursuant to Rule 14a-8(i)(3), because the Supporting Statement contains false and misleading statements in violation of Rule 14a-9.

We also believe that at a portion of the Proposal may be excluded for the following reason:

4. pursuant to Rule 14a-(i)(10), because the Company has substantially complied with a portion of the Proposal.

1. Under Rule 14a-8(b)(1), the Company May Exclude the Proposal and the Supporting Statement Because the Proponent is not the Owner of Securities Entitled to Vote on the Proposal.

Archon believes that the Proposal and the Supporting Statement may be excluded from its 2003 Proxy Materials because the Proponent does not own securities entitled to vote on the Proposal. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* at the meeting for at least one year by the date [the shareholder submits] the proposal." (emphasis added) In its December 12, 2002 letter, the Proponent stated that it holds shares of the Company's Preferred Stock. *See* Exhibit A. Since, as described below, the Preferred Stock is not eligible to vote on the Proposal, Archon sent a response letter dated December 20, 2002 to the Proponent within fourteen days of its receipt of the Proponent's letter, informing the Proponent that it was not eligible to submit the Proposal because it did not own securities entitled to vote on the Proposal and indicating that the Proponent's response had to be postmarked within fourteen days of receiving Archon's letter. *See* Exhibit B. Archon's December 20 letter was sent to the Proponent on December 20, 2002 via facsimile and via regular mail. Archon no longer has a copy of the confirmation that the Proponent received the facsimile. However, in the statement attached hereto as Exhibit C, Charles Sandefur, Archon's Chief Financial Officer, confirms that he personally faxed the December 20 letter to the Proponent on December 20, 2002 and that he received a confirmation that the facsimile was successfully sent on that date. The fourteen days period to respond to Archon's letter expired on January 3, 2003, and to date, the Proponent has not responded to the letter.

Archon has two classes of stock outstanding: common stock and exchangeable redeemable preferred stock (the "Preferred Stock"). Section 5(a) of the Certificate of Designation of the Preferred Stock, attached hereto as Exhibit D, provides that the Preferred Stock has no voting rights except as provided in that Section 5. Sections 5(b) and (c) describe the limited voting rights of the Preferred Stock. The Preferred Stock may only vote to (i) to approve or reject a proposed authorization, creation, issuance or increase in the authorized or issued amount of any preferred stock ranking on parity with or senior to the Preferred Stock, (ii) to approve or reject a proposed amendment, alteration, repeal or other change to Archon's articles of incorporation that would materially and adversely affect the rights, preferences, power or privileges of the Preferred Stock or (iii) to elect a Preferred Stock special director, if such a directorship exists. The Proposal requests that Archon's Board of Directors form a committee and hire investment bankers to consider strategic alternatives to maximize shareholder value and that the committee and investment bankers implement a previously approved preferred stock repurchase program. Since these matters are not within the limited voting rights described above, the Proponent, as a holder of the Company's Preferred Stock, would not be entitled to vote on the Proposal.

The Staff has recently confirmed and has consistently found that a proponent of a stockholder proposal must hold the class of securities eligible to vote on a proposal in order to submit that proposal. *See, e.g., The New York Times Co.* (avail. Jan. 3, 2003) (finding that a stockholder proposal could be excluded because the stockholder held nonvoting shares of common stock); *Media General, Inc.* (avail. Mar. 20, 2002) (recommending no action if a shareholder proposal submitted by a shareholder holding stock only entitled to vote on certain matters which did not include the subject matter of the proposal was excluded from the proxy materials); *OshKosh B'Gosh, Inc.* (avail. Mar. 19, 2001) (noting the company's representation that "holders of OshKosh B'Gosh's Class A stock are entitled to vote only on certain matters which do not include the subject of this proposal" and concluding that the company had some bases for excluding the proposal under Rule 14a-8(b)). The Staff Legal Bulletin No. 14 ("SLB No. 14") (avail. July 13, 2001) provides further support for Archon's position that it can omit the Proposal. In Question C(1)(b), the SLB No. 14 describes an example of a proposal that a company could exclude from its proxy materials. In the example, the holder of common stock which is only entitled to vote on the election of directors submits a proposal relating to executive compensation. The Staff states that there would be a basis for the company to exclude the proposal because the shareholder did not own the securities entitled to vote on the proposal. Similarly, the Proposal relates to strategic alternatives and implementation of a stock repurchase, but the Proponent holds stock which is only entitled to vote on specified limited actions affecting the rights of the Preferred Stock and on the election of a special director. Therefore, since the Proponent is not entitled to vote on the Proposal and is consequently not eligible to submit the Proposal, Archon believes it may exclude the Proposal and Supporting Statement from its 2003 Proxy Materials.

2. Under Rule 14a-8(i)(7) the Company May Exclude the Proposal and the Supporting Statement Because the Proposal Concern's the Company's Ordinary Business Operations.

The Proposal requests that the Archon Board of Directors appoint a committee to explore strategic alternatives, direct the committee to hire a financial advisor and implement a stock repurchase program. Archon believes the Proposal may be omitted under Rule 14a-8(i)(7) because each of these actions relates to the ordinary business activities of the Board of Directors. The Staff has provided the following guidance with regard to the application and purpose of the rule:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to director and shareholder oversight....The second consideration relates to the degree to which the proposal seeks to 'micromanage' the Company by probing to deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Release No. 34-40018 (May 21, 1998).

The Proposal first requests the Archon Board of Directors to appoint an independent committee made up of non-management directors to explore strategic alternatives to maximize shareholder value,[1] but the Proposal does not describe the exact strategic alternatives the committee should explore. Nevada law presumes that a board of directors will take informed actions "with a view toward the interests of the company." Nev. Rev. Stat. §78.138(3) (2001). In taking such actions the directors should consider both the long-term and short-term interests of the stockholders. Nev. Rev. Stat. §78.138(4)(d). Therefore, considering strategic alternatives to maximize shareholder value fall within the typical activity of a board of directors acting with a view of the interests of the corporation. Indeed, considering and taking action to maximize shareholder value is fundamental to the regular and ordinary activities of Archon's Board of Directors.

The Supporting Statement explains that the Proposal does not require the committee to seek out a potential sale or merger for the Company. The committee would only be required to "fairly evaluate" such options were they to become available. The evaluation of sale or merger options by the committee would supplement the ordinary activities of the Archon Board of Directors, which necessarily involve making decisions and considering all alternatives designed to enhance shareholder value.

Second, the Proposal requests that the Board of Directors instruct the committee to retain a leading investment banking firm to help consider such strategic alternatives. Choosing to employ an outside financial advisor is also a non-extraordinary transaction inherent to the Board's managerial powers.

The Staff has, in recent years, allowed shareholder proposals to be omitted when they require a board to retain a third party financial advisor for the purpose of maximizing shareholder value. Virginia Capital Bancshares, Inc., for example, omitted a proposal directing the board to retain a reputable investment bank to evaluate various means to improve the value of the company's shares. *Virginia Capital Bancshares* (avail. Jan. 16, 2001). The Staff took no action on the omission because the proposal related to non-extraordinary transactions. The

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[1] Nevada law allows a board of directors to appoint a committee to exercise the power of the board of directors in the management of the business and affairs of the company. Nev. Rev. Stat. §78.125 (2001). Boards commonly appoint committees to perform a variety of functions, and appointing such committees is part of a Board's ordinary activities. In addition, because the committees may exercise the power of a board, a shareholder proposal requesting that a committee take actions related to the ordinary business of the company may be excluded pursuant to Rule 14a-8(i)(7).

Staff's reasoning was identical in allowing NACCO Industries, Inc. to omit a proposal recommending the board engage the services of an investment bank to explore all alternatives to enhance the value of the company. *NACCO Industries, Inc.* (avail. Mar. 29, 2000).

The Staff's position is not a new one. The Staff has long allowed the omission of similar proposals to enhance shareholder value because they related to non-extraordinary transactions. *Bel Fuse, Inc.* (Apr. 24, 1991) (allowing the omission of a proposal relating to the engagement of an investment banker to explore alternatives for maximizing shareholder value, including selling assets of the company or restructuring the company); *Statesman Group, Inc.* (avail. Mar. 22, 1990) (taking no action on a company's omission of a proposal to require the retention of an investment bank to advise on the restructure of the company). The Proposal here similarly relates to the non-extraordinary transaction of the retention of an investment bank to explore alternatives to maximize shareholder value. Accordingly, it may be omitted because it relates to the ordinary business activities of the Company.

Finally, the Proposal authorizes the independent committee to implement the Company's share repurchase program. A company's decision to repurchase its own shares is clearly within the ordinary business activities of the board of directors. The decision to repurchase is not an extraordinary transaction, and is one that the board makes from time to time in its ordinary operations. Furthermore, because of the consideration that must be given to timing and price, the repurchase of shares often requires significant oversight to ensure consistency with both the long-term and short-term goals of the corporation. Therefore, it is not a proper subject for shareholder action.

The Staff has consistently allowed the omission of proposals seeking to implement share repurchases and has regarded these proposals as relating to the ordinary business activities of the company. *See, e.g., LTV Corp.* (avail. Feb. 7, 2000) (allowing the omission of a proposal requiring the repurchase of shares under the ordinary business exception); *Food Lion, Inc.* (avail. Feb. 22, 1996) (allowing the omission of a proposal to accelerate the implementation of a stock repurchase program because the proposal related to an ordinary business activity); *Clothestime, Inc.* (avail. Mar. 13, 1991) (permitting exclusion of a proposal requiring the company to purchase up to 2,500,000 shares of the company's common stock in the open market).

The Staff has previously advised that it is not its practice to allow revisions under Rule 14a-8(i)(7) and has found that if any portion of the proposal is excludable because it relates to a company's ordinary business activities, the entire proposal may be excluded. *E*Trade Group, Inc.* (avail Oct. 31, 2000) (allowing for the omission of a proposal related to the establishment of a "shareholder value committee" for the purpose of advising the board on mechanisms for enhancing shareholder value because portions of the proposal related to ordinary business affairs); *see also Autodesk, Inc.* (avail. April 1, 2002) (permitting exclusion of a proposal requiring the submission of all equity incentive plans to the shareholders for approval because part of the proposal related to the ordinary business of the company); *K-Mart Corporation* (avail.

Mar. 12, 1999). All three portions of the Proposal relate to Archon's ordinary business, and therefore, Archon believes it may exclude the Proposal pursuant to Rule 14a-8(i)(7). However, even if the Staff were to disagree with the contention that all three portions of the proposal relate to ordinary business, the finding that one portion of the proposal relates to ordinary business would be a sufficient basis for Archon to omit the entire proposal.

For the foregoing reasons, Archon believes it may exclude the Proposal pursuant to Rule 14a-8(1)(7).

3. Under Rule 14a-8(i)(3) the Company May Exclude the Proposal and the Supporting Statement Because the Supporting Statement Contains False and Misleading Statements in Violation of Rule 14a-9.

The Company also believes that it may exclude the Proposal and the Supporting Statement under Rule 14a-8(i)(3) because the Supporting Statement contains numerous vague and indefinite or false statements in violation of Rule 14a-9. SLB No. 14 states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Supporting Statement contains the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise vague and misleading or false statements that the Proposal and Supporting Statement must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety, we respectfully request that the Staff recommend revision of the Supporting Statement.

First, the Supporting Statement states that the Proponent's belief that Preferred Stock is trading at a significant discount to the intrinsic value of its underlying businesses is "sustained by other respected analysts in the investment community." The Supporting Statement is misleading because it does not indicate who the analysts are, nor does it give evidence as to whether they support the belief of the Proponent or are respected. Recently, Peoples Energy Corp. received a shareholder proposal in which the supporting statement claims that "many institutional investors" had found that an independent chairman of the board could best provide the necessary oversight of management. The Staff found that there was some basis for Peoples Energy Corp.'s view that some portions of the supporting statement were materially false or misleading under Rule 14a-9 and required the proponent to revise the supporting statement to specifically identify the institutional investors referred to in the supporting statement. *Peoples Energy Corp.* (avail. Nov. 2, 2002). In addition, the statement that there are "other" respected analysts who sustain the Proponent's belief suggests that the Proponent is itself a respected analyst. This suggestion is materially misleading because the Supporting Statement gives no evidence that Proponent is an analyst or a "respected" analyst.

The Proponent makes a false statement in the Supporting Statement when it states that "[i]f other shareholders believe, as we do, that the value of the underlying assets of the company is not reflected in the stock price, then our board and management have not met their obligations to shareholders." The statement suggests that Archon's Board of Directors and management have an obligation to the shareholders to ensure that the stock price of the Company's shares reflect that assets of the Company, but this is not true. Nevada Revised Statutes Section 78.138(1) provides that the directors and officers of a Nevada corporation, like Archon, must exercise their powers "in good faith and with a view to the interests of the corporation." In exercising their powers with a view to the interests of the corporation, the board and officers may consider such things as the interests of the corporation's employees and customers, the general economy, the interests of the community and "[t]he long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation." Nev. Rev. Stat. §78.138(4) (2001). While Nevada law provides that the interest of the corporation and its shareholders should be considered, it does not provide a duty to the shareholders to ensure that the stock of a corporation trades at prices reflecting the company's assets.

The Proponent's Supporting Statement also contains inaccurate information with regard to the preferred stock repurchase program. The Proponent states that "to date, management has expended only $481,308 as of August 8, 2002" out of the money allocated to the preferred stock repurchase program. In addition to being vague because it is not clear if the Proponent is asserting that the Company had spent only $481,308 as of the date of the Proposal or as of August 8, 2002, the statement is inaccurate. The Company has not issued any public information as to how much of the money allocated to the share repurchase program it had expended as of August 8, 2002. Archon did provide in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 that it had spent $481,308 on the preferred stock repurchase program as of August 13, 2002. In addition, in its Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (the "2002 10-K"), Archon reported that, as of December 16, 2002, it had purchased 674,177 shares of its preferred stock for $1,003,307 under its preferred stock repurchase program.

The Supporting Statement also contains several statements which are misleading because they are phrased as a fact when they are instead the wholly conclusory opinions of the Proponent. For example, the Supporting Statement states that "[the Archon] board and management can best add value now by obtaining an independent valuation of the assets and their deployment to maximize shareholder return." It is not necessarily true that that obtaining an independent valuation of the Company's assets is the best way to add value. Others might argue that obtaining new capital and making new investments might be a better way to increase the value of the Company. In addition to being misleading because it is phrased as an opinion, this statement is vague because the Proponent is not clear whether it is referring to the value of the Corporation as reflected in its stock price or some other kind of value.

Another opinion statement which is phrased as a fact provides that the employment of investment bank can "ensure that the right questions are raised and answered involving the valuation of the assets in the Company and the underlying securities." Even if one believes that the employment of an investment bank might lead to more relevant and important questions regarding the valuation of a company's assets, the conclusion that the investment bankers can "ensure" that the "right" questions are being asked and answered does not necessarily follow.

Finally, the Supporting Statement states that "[t]o this point, Archon common and preferred shareholders have shown great patience." The Proponent appears to be speaking for all of Archon's shareholders. It is very unlikely that the Proponent knows whether all of the Company's shareholders have exercised patience with respect to their investments. In fact, it is possible that some of the shareholders have not held shares of Archon common stock for long periods of time, so it is unlikely that these shareholders would have had to exercise great patience.

As is clear from the above discussion, the Supporting Statement contains a number of misleading, vague and false statements and would require detailed and extensive editing in order to bring it into compliance with Rule 14a-9. While the Staff sometimes permits a proponent to revise a proposal that contains relatively minor defects, the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" in cases where detailed and extensive editing would be required. *See* Section E.1. of SLB No. 14. Therefore, we believe that the Proposal and Supporting Statement may be omitted from the 2003 Proxy Materials in accordance with Rule 14a-8(i)(3). In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous vague and misleading statements contained therein, we respectfully request that the Staff recommend revision of the Supporting Statement.

4. Under Rule 14a-8(i)(10) the Company May Exclude a Portion of the Proposal and the Supporting Statement Because the Company Has Substantially Complied with a Portion of the Proposal.

A portion of the Proposal and the Supporting Statement may be omitted because Archon has already substantially implemented it.[2] Rule 14a-8(i)(10) permits companies to omit shareholder proposals if the proposal has already been substantially implemented by the company. The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991), citing Exchange Act Release No. 34-20091 (Aug. 16, 1983).[3]

The Proposal authorizes the appointed committee to implement the company's preferred stock repurchase program. The Proposal notes that the Company had, in March 2002, increased the aggregate expenditure authorized for the preferred stock repurchase program from $500,000 to $1.5 million. The Supporting Statement further notes that through August 8, 2002, the Company had "expended only $481,308" of the money authorized for stock repurchases and that the Company had not made any repurchases since the Board authorized the increased expenditures.

Archon believes it has substantially implemented the Proposal. In the 2002 10-K, Archon reported that it is now authorized to repurchase shares of its preferred stock using up to a total of $2.5 million. Archon also reported that it had, through the December 16, 2002, repurchased a total of 674,177 preferred shares at a total cost of $1,003,307.[4]

The Company has been implementing the preferred stock repurchase program on a consistent basis since its initial authorization in December 2000. The Company has expended portions of the additional funds authorized in March 2002, and indeed, it expects to continue to

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[2] The Company notes in this regard that to the extent some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented the remaining portion of a proposal in order to properly exclude the balance as well. *See Exxon Corp.* (avail. Feb. 28, 1992) (proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under 14a-8(c)(10)).

[3] In Exchange Act Release No. 34-40018, the Staff noted that the substantial implementation rule reflects its interpretation previously adopted in this 1983 Release.

[4] Archon also issued a press release on December 18, 2002, which it filed with the SEC on Form 8-K, announcing the same information.

do so. The Company, then, has substantially complied with the proposal, and in fact, it has gone beyond the proposal's request in further increasing the money allocated to the preferred stock repurchase program.

Because the Company has substantially implemented the portion of the Proposal requesting the implementation of the preferred stock repurchase program, that portion of the Proposal and the portion of the Supporting Statement related to the preferred stock repurchase program may be omitted from Archon's proxy materials.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff take no action if Archon excludes the Proposal and the Supporting Statement of Solmirog Ltd. from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (213) 229-7360 or Karen Howard of this office at 213-229-7858 if we can be of any further assistance in this matter.

Sincerely,

Karen E. Bertero

Karen E. Bertero

KEB/kmh
Enclosures

cc: Charles Sandefur, Archon Corporation
Jordan Rogers, Solmirog Ltd.
Nevada Gaming Control Board

10666722_5.DOC

Exhibit A

Proposal and Supporting Statement

SOLMIROG LTD.
P.O. Box 1310
Beaumont, TX 77704

JORDAN ROGERS

December 12, 2002

Charles W. Sandefer, Secretary
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Via Fax 702-732-9465
Re: Shareholder Proposal – Strategic Alternatives

Dear Archon:

This letter is submitted in accordance with the Company's 2002 Proxy statement in which shareholders were informed to deliver proposals for the upcoming annual meeting.

Please know that SOLMIROG LTD., POB 1310, BEAUMONT, TX 77704, are owners of 67,059 shares of preferred stock, intends to introduce the attached proposal and statement in support at the next annual meeting and requests that such be included in the proxy material solicited by management pursuant to Rule 14(b), Securities Act of 1934. Shareholder will continue to hold its investment until said annual meeting and has held shares worth more then $2,000 for over one year. (support available upon request).

Sincerely,
[signature]
SOLMIROG LTD
Jordan Rogers

Cc: Paul W. Lowden, President
William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o Corporation Finance
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
C/o Corporation Finance
555 E. Washington Avenue, Suite 2600
Las Vegas, NV 89101

(409)838-6681 Fax(409)838-1542

Shareholder Proposal

"RESOLVED, that the shareholders of Archon Corporation ("Archon") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors that would be authorized and directed to explore strategic alternatives to maximize shareholder value, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives, and (3) authorize the committee and investment banking firm to implement the preferred share repurchase program authorized by the Board of Directors in March 2002.

Shareholder Supporting Statement

The purpose of this proposal is to provide shareholders with the opportunity to advise the Board of Directors of their concerns regarding Archon's strategic direction and to express shareholders' desire to realize the full value of their investment in Archon.

We believe that Archon common and preferred shares trade at a significant discount to the sum of the intrinsic values of its underlying businesses. Our belief, sustained by other respected analysts in the investment community, is that the company's true, intrinsic value exceeds the current share price by a significant premium.

If other shareholders believe, as we do, that the value of the underlying assets of the company is not reflected in the stock price, then our board and management have not met their obligation to shareholders. Our board and management can best add value now by obtaining an independent valuation of the assets and their deployment to maximize shareholder return.

To this point, Archon common and preferred shareholders have shown great patience. However, our board must now chart a new course. In doing so, it is crucial that they have the independence, expertise, and focus that a nationally recognized investment banker, not employed by Archon within the last 5 years, can provide to ensure that the right questions are raised and answered involving the valuation of the assets in the Company and the underlying securities.

In March 2002, the Board authorized increasing the aggregate expenditure from $500,000 to $1.5 million to purchase preferred stock, at which time the price per share of preferred was listed at $1.75 per share or approximately 50% of the $3.42 per share liquidation price. As of December 10, 2002, the Preferred stock was listed at $1.41 per share or approximately 40% of the June 30, 2002 liquidation price per share. Despite this decline, to date, management has expended only $481,308 as of August 8, 2002 under such share purchase program and no money since authorizing the increase in funds applicable to this program in March 2002. The Preferred shares accrue a dividend at a rate of 15% per share. As of June 30, 2002, the Company reported cash and investments in marketable securities aggregating$72.5 million in its quarterly report on Form 10-q.

This resolution does not require that the Board accept an offer to sell or merge with another party, however if the Board of Directors acts on our request these options must be fairly evaluated by non-management directors on the basis of shareholder value.

Exhibit B

December 20, 2002 Letter from Archon Corporation to Proponent

December 20, 2002

Solmirog Ltd.
P.O. Box 1310
Jordan Rogers
Beaumont, TX 77704

Re: *Letter dated December 12, 2002 Regarding Shareholder Proposal – Strategic Alternatives*

Dear Jordan Rogers:

On December 12, 2002, we received your letter on behalf of Solmirog Ltd. ("Solmirog") dated December 12, 2002, which included Solmirog's stockholder proposal regarding strategic alternatives. You indicated in your letter that Solmirog owns 67,059 shares of the Archon Corporation's ("Archon") preferred stock. The certificate of designation of Archon's exchangeable preferred stock provides that holders of the exchangeable preferred stock have limited voting rights. The holders of the exchangeable preferred stock may only vote (i) to approve or reject a proposed authorization, creation, issuance or increase in the authorized or issued amount of any preferred stock ranking on parity with or senior to the exchangeable preferred stock, (ii) to approve or reject a proposed amendment, alteration, repeal or other change to Archon's articles of incorporation that would materially and adversely affect the rights, preferences, power or privileges of the exchangeable preferred stock or (iii) to elect a preferred stock special director, if such a directorship exists.

Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Therefore, since the preferred stock held by Solmirog would not be entitled to vote on Solmirog's stockholder proposal, Solmirog is not eligible to submit the proposal.

Solmirog's response to this letter must be postmarked no later than 14 days from the date it receives this letter.

Sincerely,

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

Exhibit C

Statement of Charles Sandefur

STATEMENT OF CHARLES W. SANDEFUR

I am the Chief Financial Officer of Archon Corporation. On December 12, 2002, I received via facsimile, on behalf of Archon Corporation, the letter from Jordan Rogers, as the representative of Solmirog Ltd., regarding a shareholder proposal, attached hereto as Exhibit I. The December 12 letter provided a fax number of 409-838-1542. On December 20, 2002 at approximately 1:30 p.m., I personally faxed the letter dated December 20, 2002 from Archon Corporation to Jordan Rogers, as the representative of Solmirog Ltd, attached hereto as Exhibit II, to Jordan Rogers at the number indicated on the December 12 letter (409-838-1542). After sending the December 20 letter, the facsimile machine I was using produced a print out which indicated that the facsimile had been successfully sent to 409-838-1542. I inadvertently neglected to retain a copy of the print out indicating that the successful transmission of the facsimile.

January 16, 2003

Charles W. Sandefur
Chief Financial Officer, Archon
Corporation

EXHIBIT I

SOLMIROG LTD.
P.O. Box 1310
Beaumont, TX 77704

JORDAN ROGERS

December 12, 2002

Charles W. Sandefer, Secretary
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Via Fax 702-732-9465
Re: Shareholder Proposal – Strategic Alternatives

Dear Archon:

This letter is submitted in accordance with the Company's 2002 Proxy statement in which shareholders were informed to deliver proposals for the upcoming annual meeting.

Please know that SOLMIROG LTD., POB 1310, BEAUMONT, TX 77704, are owners of 67,059 shares of preferred stock, intends to introduce the attached proposal and statement in support at the next annual meeting and requests that such be included in the proxy material solicited by management pursuant to Rule 14(b), Securities Act of 1934. Shareholder will continue to hold its investment until said annual meeting and has held shares worth more then $2,000 for over one year. (support available upon request).

Sincerely,

SOLMIROG LTD
Jordan Rogers

Cc: Paul W. Lowden, President
William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o Corporation Finance
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
C/o Corporation Finance
555 E. Washington Avenue, Suite 2600
Las Vegas, NV 89101

(409)838-6681 Fax(409)838-1542

Shareholder Proposal

"RESOLVED, that the shareholders of Archon Corporation ("Archon") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors that would be authorized and directed to explore strategic alternatives to maximize shareholder value, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives, and (3) authorize the committee and investment banking firm to implement the preferred share repurchase program authorized by the Board of Directors in March 2002.

Shareholder Supporting Statement

The purpose of this proposal is to provide shareholders with the opportunity to advise the Board of Directors of their concerns regarding Archon's strategic direction and to express shareholders' desire to realize the full value of their investment in Archon.

We believe that Archon common and preferred shares trade at a significant discount to the sum of the intrinsic values of its underlying businesses. Our belief, sustained by other respected analysts in the investment community, is that the company's true, intrinsic value exceeds the current share price by a significant premium.

If other shareholders believe, as we do, that the value of the underlying assets of the company is not reflected in the stock price, then our board and management have not met their obligation to shareholders. Our board and management can best add value now by obtaining an independent valuation of the assets and their deployment to maximize shareholder return.

To this point, Archon common and preferred shareholders have shown great patience. However, our board must now chart a new course. In doing so, it is crucial that they have the independence, expertise, and focus that a nationally recognized investment banker, not employed by Archon within the last 5 years, can provide to ensure that the right questions are raised and answered involving the valuation of the assets in the Company and the underlying securities.

In March 2002, the Board authorized increasing the aggregate expenditure from $500,000 to $1.5 million to purchase preferred stock, at which time the price per share of preferred was listed at $1.75 per share or approximately 50% of the $3.42 per share liquidation price. As of December 10, 2002, the Preferred stock was listed at $1.40 per share or approximately 40% of the June 30, 2002 liquidation price per share. Despite this decline, to date, management has expended only $481,308 as of August 8, 2002 under such share purchase program and no money since authorizing the increase in funds applicable to this program in March 2002. The Preferred shares accrue a dividend at a rate of 15% per share. As of June 30, 2002, the Company reported cash and investments in marketable securities aggregating$72.5 million in its quarterly report on Form 10-Q.

This resolution does not require that the Board accept an offer to sell or merge with another party, however if the Board of Directors acts on our request these options must be fairly evaluated by non-management directors on the basis of shareholder value.

EXHIBIT II

December 20, 2002

Solmirog Ltd.
P.O. Box 1310
Jordan Rogers
Beaumont, TX 77704

Re: *Letter dated December 12, 2002 Regarding Shareholder Proposal – Strategic Alternatives*

Dear Jordan Rogers:

On December 12, 2002, we received your letter on behalf of Solmirog Ltd. ("Solmirog") dated December 12, 2002, which included Solmirog's stockholder proposal regarding strategic alternatives. You indicated in your letter that Solmirog owns 67,059 shares of the Archon Corporation's ("Archon") preferred stock. The certificate of designation of Archon's exchangeable preferred stock provides that holders of the exchangeable preferred stock have limited voting rights. The holders of the exchangeable preferred stock may only vote (i) to approve or reject a proposed authorization, creation, issuance or increase in the authorized or issued amount of any preferred stock ranking on parity with or senior to the exchangeable preferred stock, (ii) to approve or reject a proposed amendment, alteration, repeal or other change to Archon's articles of incorporation that would materially and adversely affect the rights, preferences, power or privileges of the exchangeable preferred stock or (iii) to elect a preferred stock special director, if such a directorship exists.

Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Therefore, since the preferred stock held by Solmirog would not be entitled to vote on Solmirog's stockholder proposal, Solmirog is not eligible to submit the proposal.

Solmirog's response to this letter must be postmarked no later than 14 days from the date it receives this letter.

Sincerely,

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

Exhibit D

Articles of Incorporation, Including the Certificate of Designation of the Exchangeable Redeemable Preferred Stock

FILING FEE: $125.00 DJ
INVOICE # 103219
NEVADA RECORDS SEARCH
P.O. BOX 8759
INCLINE VILLAGE, NV 89452

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

JUN 28 1993
7679-93
CHERYL A. LAU SECRETARY OF STATE

ARTICLES OF INCORPORATION
OF
SAHARA
a Nevada corporation

FIRST: The name of the corporation is Sahara.

SECOND: The name of the corporation's resident agent and the address where process may be served upon the corporation are:

Name	Address
Corporation Service Company	530 South Fourth Street Las Vegas, NV 89101

THIRD: The total authorized capital stock of the corporation shall consist of 1,000 shares of common stock, no par value.

FOURTH: The governing board of the corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as may be provided by the bylaws of the corporation, provided that the number of directors shall not be reduced to less than two (2), except that in the case where all the shares of the corporation are owned beneficially and of record by one stockholder, the number of directors may be one.

The names and addresses of the first board of directors, which shall be two in number, are:

Name	Address
Paul W. Lowden	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
Ronald J. Radcliffe	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
George P. Miller	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
William J. Raggio	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
James W. Lewis	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109

John K. Campbell — c/o Sahara Resorts
2535 Las Vegas Blvd., South
Las Vegas, NV 89109

Suzanne Lowden

FIFTH: The capital stock, after the amount of the subscription price, or par value, has been paid in shall not be subject t assessment to pay the debts of the corporation.

SIXTH: The name and post office address of the incorporator signing the articles of incorporation is as follows:

Name	Address
Kaye T. 'alsh	400 Capitol Mall, Ste. 1800 Wells Fargo Center Sacramento, CA 95814

The unc igned, being the incorporator named above for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set forth my signature this 25th day of June, 1993.

Kaye T. Walsh

STATE OF CALIFORNIA)
)
COUNTY OF SACRAMENTO)

On June 25, 1993, before me, Lorie J Ireland personally appeared KAYE T. WALSH, personally known to me, (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature of Notary Public

SA931760.01F

LORIE J. IRELAND
COMM. #975094
NOTARY PUBLIC
SACRAMENTO COUNTY, CALIFORNIA
My Commission Expires October 30, 1996

RECEIVED
11:30
JUN 28 1993
SECRETARY OF STATE

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

SEP 27 1993

CHERYL A. LAU SECRETARY OF STATE

No. 7679-93

FILING FEE: $625 KD
INVOICE # :
EXPEDITE #: E045043
BY: VARGAS & BARTLETT
3800 HOWARD HUGHES
SEVENTH FLOOR
LAS VEGAS, NV 89109

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SAHARA

a Nevada Corporation

RECEIVED

SEP 29 1993

Secretary of State

The undersigned do hereby certify as follows:

1. That Paul W. Lowden is the President, and Stephen J. Szapor, Jr. is the Assistant Secretary/Chief Financial Officer of Sahara (the "Company"), a corporation organized and existing under the laws of the state of Nevada.

2. That the Company's Board of Directors by duly adopted resolutions approved the proposed amendment disclosed herein and recommended that the proposal be submitted to the Company's stockholder for approval.

3. That the stockholder of the Company unanimously adopted and approved the following amendment to the Articles of Incorporation as if done at a duly constituted meeting of the stockholder of the corporation.

ARTICLE I: NAME

The name of the corporation is Sahara Gaming Corporation.

ARTICLE II: REGISTERED AGENT

The name of the corporation's resident agent and the address where process may be served upon the corporation are:

Name	Address
Corporation Service Company	530 South Fourth Street Las Vegas, NV 89101

ARTICLE III: NATURE OF BUSINESS

The nature of the business, or objects or purposes proposed to be transacted, promoted or carried on by the Corporation is to engage in any lawful activity.

ARTICLE IV: AUTHORIZED CAPITAL STOCK

SECTION 1. Number of Authorized Shares. The total number of shares of all classes of stock that the Corporation shall have authority to issue is one hundred and twenty million (120,000,000) shares, consisting of one hundred million (100,000,000) shares of common stock, par value $.01 per share (the "Common Stock"), and twenty million (20,000,000) shares of preferred stock, par value $.01 per share (the "Preferred Stock").

SECTION 2. Preferred Stock. The Board of Directors of the Corporation may authorize the issuance of shares of Preferred Stock from time to time in one or more series. Shares of Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation may be reissued except as otherwise provided by law. The Board is hereby authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the Board or the percentage of members, if any, of the Board each class or series of Preferred Stock may be entitled to elect), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then outstanding. Notwithstanding the foregoing, the Board shall have no power to alter the rights of any shares of Preferred Stock then outstanding.

SECTION 3. Distributions Upon Liquidation. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation in accordance with applicable law, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of each series of Preferred Stock shall be entitled to receive, out of the net assets of the Corporation, an amount for each share of such series of Preferred Stock equal to the amount fixed and determined by the Board in the resolution or resolutions creating such series and providing for the issuance of such shares, plus an amount equal to all dividends accrued and unpaid on shares of such series to the date fixed for distribution, and no more, before any of the assets of the Corporation shall be distributed or paid over to the holders of Common Stock. After payment in full of said amounts to the holders of Preferred Stock of all series, the remaining assets and funds of the Corporation shall be divided among and paid to the holders of shares of Common Stock. If, upon such dissolution, liquidation or winding up, the assets of the Corporation distributable as aforesaid among the holders of Preferred Stock of all series shall be insufficient to permit full payment to them of said preferential amounts, then such assets shall be distributed ratably among such holders of Preferred Stock in proportion to the respective total amounts which they shall be entitled to receive as provided in this Section 3.

SECTION 4. Nevada Gaming Control Act. The Corporation shall not issue any stock or securities except in accordance with the provisions of the Nevada Gaming Control Act and the regulations thereunder. The issuance of any stock or securities in violation thereof shall be ineffective and such stock or securities shall be deemed not to be issued and outstanding until (1) the Corporation shall cease to be subject to the jurisdiction of the Nevada gaming commission, or (2) the Nevada gaming commission shall, by affirmative action, validate said issuance or waive any defect in issuance.

No stock or securities issued by the Corporation and no interest, claim or charge therein or thereto, shall be transferred in any manner whatsoever except in accordance with the provisions of the Nevada Gaming Control Act and the regulations thereunder. Any transfer in violation thereof shall be ineffective until (1) the Corporation shall cease to be subject to the jurisdiction of the Nevada gaming commission, or (2) the Nevada gaming commission shall, by affirmative action, validate said transfer or waive any defect in said transfer.

If the commission at any time determines that a holder of stock or other securities of this Corporation is unsuitable to hold such securities, then until such securities are owned by persons found by the commission to be suitable to own them, (a) the Corporation shall not be required or permitted to pay any dividend or interest with regard to the securities, (b) the holder of such securities shall not be entitled to vote on any matter as the holder of the securities, and such securities shall not for any purposes be included in the securities of the Corporation entitled to vote, and (c) the Corporation shall not pay any remuneration in any form to the holder of the securities.

ARTICLE V: ANNUAL MEETINGS OF STOCKHOLDERS

The annual meeting of stockholders shall be held at such time, on such date and at such place (within or without the State of Nevada) as provided in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VI: NUMBER OF DIRECTORS

The number of directors that shall constitute the whole Board shall be as specified in the Bylaws of the Corporation, as the same may be amended from time to time. Notwithstanding the foregoing, during any period in which the holders of any one or more series of Preferred Stock, voting as a class, shall be entitled to elect a specified number of directors by reason of dividend arrearages or other contingencies giving them the right to do so, then and during such time as such right continues, (A) the then otherwise authorized number of directors shall be increased by such specified number of directors and the holders of shares of such series of Preferred Stock, voting as a class, shall be entitled to elect such additional number of directors in accordance with the provisions of such Preferred Stock; (B) the additional directors shall be members of those respective classes of directors in which vacancies are created as a result of such increase in the authorized number of directors, or as otherwise determined pursuant to the provisions of such Preferred Stock or series; and (C) each such additional director shall serve until the next annual meeting at which the term of office of his or her class shall expire and until his or her successor shall be elected and shall qualify, or until his or her right to hold such office terminates pursuant to the provisions of such Preferred Stock or series, whichever occurs earlier. Whenever the holders of shares of such series of Preferred Stock are divested of such right to elect directors pursuant to the provisions of such Preferred Stock or series, the terms of office of all directors elected by the holders of such series of Preferred Stock pursuant to such provisions, or elected to fill any vacancies resulting from the death, resignation or removal of directors so elected by the holders of such Preferred Stock or series, shall forthwith terminate and the authorized number of directors shall be reduced accordingly.

ARTICLE VII: ELECTION OF DIRECTORS

SECTION 1. Classified Board.

(A) The Board shall be divided into three classes: Class I, Class II and Class III. Such classes shall be as nearly equal in number of directors as possible. Each director shall serve for a term ending at the third annual meeting of stockholders following the annual meeting at which such director was elected; provided, however, that the directors first elected to Class I shall serve for a term ending at the first annual meeting of stockholders following the date hereof, and the directors first elected to Class II shall serve for a term ending at the second annual meeting of stockholders following the date hereof. Notwithstanding any of the foregoing provisions of this Article VI, each director shall serve until his or her successor is elected and qualified or until such director's death, resignation or removal.

(B) At each annual election, the directors chosen to succeed directors whose terms then expire shall be identified as being of the same class as the directors they succeed, unless, by reason of any previous changes in the authorized number of directors, the Board shall designate one or more directorships whose term then expires as directorships of another class in order more nearly to achieve equality in the number of directors among the classes. If a director dies, resigns or is removed, the director chosen to fill the vacant directorship shall be of the same class as the director he or she succeeds unless, by reason of any previous changes in the authorized number of directors, the Board shall designate such vacant directorship as a directorship of another class in order more nearly to achieve equality in the number of directors among the classes.

(C) Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, in the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue as a director of the class of which such director is a member until the expiration of his or her current term or his or her earlier death, resignation or removal. If, consistent with the rule that the three classes shall be as nearly equal in number of directors as possible, any newly created directorship or vacancy on the Board may be allocated to any of the classes, the Board shall allocate it to the available class whose term of office is due to expire at the earliest date following such allocation.

ARTICLE VIII: DIRECTORS' AND OFFICERS' LIABILITY

A director or officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this article shall not aliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of distributions in violation of NRS 78.300. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE IX: INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the Board of Directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE X: BUSINESS COMBINATIONS

The affirmative vote of voting shares necessary to approve a sale, lease or exchange of property or assets of this

Corporation, or a merger or consolidation involving this Corporation, shall be 75% of the outstanding voting shares.

ARTICLE XI: AMENDMENT OF CORPORATE DOCUMENTS

SECTION 1. Articles of Incorporation. In addition to any affirmative vote required by applicable law or any other provision of these Articles of Incorporation or specified in any agreement, and in addition to any voting rights granted to or held by the holders of any series of Preferred Stock, any alteration, amendment, repeal or rescission (any "Change") of any provision of these Articles of Incorporation must be approved by a majority of the directors of the Corporation then in office and by the affirmative vote of the holders of a majority of the shares of capital stock entitled to vote then outstanding; provided, however, that if any such Change relates to Articles V, VI, VII, VIII, IX, X hereof or this Article XI, such Change must also be approved by the affirmative vote of the holders of not less than 75% of the shares of capital stock entitled to vote then outstanding.

Subject to the foregoing, the Corporation reserves the right to alter, amend, repeal or rescind any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed by law.

SECTION 2. Bylaws. In addition to any affirmative vote required by applicable law and any voting rights granted to or held by the holders of any series of Preferred Stock, any Change of Section 1 of Article II of the By-Laws of the Corporation must be approved by either (a) a majority of the directors of the Corporation then in office or (b) the affirmative vote of the holders of not less than 75% of the shares of capital stock entitled to vote then outstanding, and any change of Section 1 of Article VII of the Bylaws of the Corporation must be approved by either (a) a majority of the directors of the Corporation then in office or (b) the affirmative vote of the holders of not less than 75% of the shares of capital stock entitled to vote then outstanding.

Subject to the foregoing, the Board shall have the power to make, alter, amend, repeal or rescind the Bylaws of the Corporation.

IN WITNESS WHEREOF, the undersigned have executed these Amended and Restated Articles of Incorporation this first day of September, 1993.

President

Assistant Secretary/
Chief Financial Officer

ACKNOWLEDGMENT

STATE OF NEVADA,)
) ss.
COUNTY OF CLARK)

On this 24 day of Sept., 1993, personally appeared before me, a Notary Public, Paul W. Lowden _______________ who acknowledged to me that they executed the foregoing instrument.

NOTARY/PUBLIC in and for
said County and State

STATE OF NEVADA,)
) ss.
COUNTY OF CLARK)

On this 24 day of Sept, 1993, personally appeared before me, a Notary Public, Stephen Stacy and _______________ who acknowledged to me that they executed the foregoing instrument.

NOTARY PUBLIC in and for
said County and State

THIS FORM SHOULD ACCOMPANY AMENDED AND/OR RESTATED ARTICLES OF INCORPORATION FOR A NEVADA CORPORATION

1. Name of corporation: Sahara

2. Date of adoption of Amended and/or Restated Articles: September 1, 1993

3. If the articles were amended, please indicate what changes have been made:

(a) Was there a name change? Yes ☒ No ☐. If yes, what is the new name?
Sahara Gaming Corporation

(b) Did you change your resident agent? Yes ☐ No ☒. If yes, please indicate new address:

(c) Did you change the purposes? Yes ☐ No ☒. Did you add Banking? ☐. Gaming? ☐. Insurance? ☐. None of these? ☐.

(d) Did you change the capital stock? Yes ☒ No ☐. If yes, what is the new capital stock?
120,000,000 at $.01

(e) Did you change the directors? Yes ☐ No ☒. If yes, indicate the change:

(f) Did you add the directors liability provision? Yes ☐ No ☒.

(g) Did you change the period of existence? Yes ☐ No ☒. If yes, what is the new existence?

(h) If none of the above apply, and you have amended or modified the articles, how did you change your articles?

[signature] Executive Vice President
Name and Title of Officer

9-24-93
Date

STATE OF Nevada)
COUNTY OF Clark) ss.

On September 24, 1993 personally appeared before me, a Notary Public, [illegible] who acknowledged that he/she executed the above document.

[STAMP SEAL]

[signature]
Notary Public

ARTICLES OF MERGER

OF

SAHARA CASINO PARTNERS, LIMITED PARTNERSHIP, A DELAWARE LIMITED PARTNERSHIP

INTO

SAHARA GAMING CORPORATION, A NEVADA CORPORATION

Sahara Casino Partners, Limited Partnership, a Delaware limited partnership, and Sahara Gaming Corporation, a Nevada corporation, pursuant to Nevada Revised Statutes 78.462 and 78.458, hereby certify that:

1. The name and place of incorporation or formation of each constituent entity is as follows:

(i) Sahara Casino Partners, Limited Partnership a Delaware limited partnership ("Disappearing Partnership"); and

(ii) Sahara Gaming Corporation, a Nevada corporation ("Surviving Corporation").

2. The name of the surviving corporation is Sahara Gaming Corporation, a Nevada corporation.

3. An Agreement and Plan of Reorganization by which the Disappearing Partnership merges into the Surviving Corporation has been duly adopted by the Board of Directors of Casino Properties, Inc. ("Casino Properties") and Sahara Las Vegas Corp. ("Sahara LV"), the General Partners of the Disappearing Partnership, and the Surviving Corporation on June 2, 1993, June 2, 1993 and August 20, 1993, respectively.

4. The Agreement and Plan of Reorganization, as recommended by the Boards of Directors of the General Partners, was approved by the General Partners and by holders of 15,223,035 limited partnership interests and units representing limited partnership interests ("Interests"), or 83.19 percent, and was voted against by holders of 130,887 Interests, or .72 percent, at a meeting of holders of Interests held on September 28, 1993 at which 18,300,000 Interests were entitled to vote.

5. The Agreement and Plan of Reorganization was approved by the Disappearing Partnership as required by the laws of the State of Delaware and by the Agreement of Limited Partnership of the Disappearing Partnership.

6. The Agreement and Plan of Reorganization as recommended by the Board of Directors of the Surviving Corporation was approved by the sole stockholder of the Surviving Corporation by written consent dated August 20, 1993.

7. The Articles of Incorporation of the Surviving Corporation were not amended by the Agreement and Plan of Reorganization.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Merger on September 28, 1993.

SAHARA GAMING CORPORATION, a Nevada corporation

Paul W. Lowden
President

Stephen J. Szapor, Jr.
Assistant Secretary

SAHARA CASINO PARTNERS, Limited partnership, a Delaware limited partnership

General Partner:
Sahara Las Vegas Corp., a Nevada corporation

Paul W. Lowden
President

Stephen J. Szapor, Jr.
Assistant Secretary

RECEIVED

SEP 30

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On September 28, 1993, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. COLTER
Notary Public - Nevada
Clark County
My appt. exp. Jan. 30, 1996

Notary Public

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On September 28, 1993, personally appeared before me, a notary public, Stephen J. Szapor, Jr., personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. COLTER
Notary Public - Nevada
Clark County
My appt. exp. Jan. 30, 1996

Notary Public

ARTICLES OF MERGER

MERGING

SAHARA CASINO PARTNERS, LIMITED PARTNERSHIP LP 385-87
(DL)

INTO

SAHARA GAMING CORPORATION
(NV) 7679-93

FILED BY:
VARGAS & BARTLETT
3800 HOWARD HUGHES PARKWAY
LAS VEGAS, NV 89109

FILING FEE: $75.00

INV. # 44430

DATE FILED: 9/30/93

FILE NO. 7679-93

FILING FEE: $20.00 DE INVOICE #44578
EXPEDITE #E46795
VARGAS & BARTLETT
ATTN: PAM BOUCHARD
3800 HOWARD HUGHES PKWY.
LAS VEGAS, NV 89109

CERTIFICATE OF DESIGNATION
OF THE
EXCHANGEABLE REDEEMABLE PREFERRED STOCK
(Par Value $.01 Per Share)
OF
SAHARA GAMING CORPORATION

Pursuant to Section 78.195 of the
Nevada Revised Statutes

The undersigned duly authorized officers of Sahara Gaming Corporation, a corporation organized and existing under the Nevada Revised Statutes, as amended (the "Company"), in accordance with the provisions of Section 78.195 thereof, DO HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Company, the Board of Directors of the Company (the "Board of Directors") on August 20, 1993, adopted the following resolution creating a series of 9,000,000 shares of Preferred Stock, $.01 per share par value:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors by provisions of the Articles of Incorporation of the Company (the "Articles of Incorporation"), and the Nevada Revised Statutes, as amended, the issuance of a series of the Company's preferred stock, par value $.01 per share (the "Preferred Stock"), which shall consist of 9,000,000 of the 20,000,000 shares of Preferred Stock that the Company now has authority to issue, be, and the same hereby is, authorized, and the Board of Directors hereby fixes the voting powers, designations, preferences, limitations, restrictions and relative rights, and the qualifications, limitations and restrictions of such rights, of the shares of such series (in addition to the voting powers, designations, preferences, limitations, restrictions and relative rights, and the qualifications, limitations and restrictions of such rights, set forth in the Articles of Incorporation that may be applicable to the Preferred Stock) as follows:

1. *Designation and Rank.* The designation of such series of the Preferred Stock authorized by this resolution shall be the Exchangeable Redeemable Preferred Stock (the "Exchangeable Preferred Stock"). The maximum number of shares of Exchangeable Preferred Stock shall be 9,000,000. Shares of the Exchangeable Preferred Stock shall have a liquidation preference of $2.14 per share plus accrued and unpaid dividends thereon, subject to Section 7(a). The Exchangeable Preferred Stock shall rank prior to the common stock, par value $.01 per share (the "Common Stock") and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the "Junior Stock"), other than any class or series of equity securities of the Company ranking on a parity with (the "Parity Stock") or senior to (the "Senior Stock") the Exchangeable Preferred Stock as to dividend rights and/or rights upon liquidation, dissolution or winding up of the Company. The Exchangeable Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding. The Exchangeable Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock, to the extent not expressly prohibited by the Company's Articles of Incorporation, with respect to the payment of dividends and/or rights upon liquidation, dissolution or winding up of the Company.

2. *Cumulative Dividends; Priority.*

(a) *Payment of Dividends.* The holders of record of shares of Exchangeable Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor cumulative cash dividends at a rate per annum per share (the "Dividend Rate") initially set at [illegible]% of (i) $2.14 plus (ii) accrued but unpaid dividends as to which a Dividend Payment Date (as defined below) has occurred. Dividends shall accrue from the date of issuance and be payable semi-annually in arrears on the 31st day of March and the 30th day of September in each year (or if such day is a non-business day, on the next business day), commencing on March 31, 1994 (each of such dates a "Dividend Payment Date"); *provided, however*, that on any or all of the first six Dividend Payment Dates, the Company may, at its option, pay dividends on the Exchangeable Preferred Stock in the form of additional shares of Exchangeable Preferred Stock at the rate per annum of 0.08 shares of additional Exchangeable Preferred Stock for every share of Exchangeable Preferred Stock entitled to receive a dividend. If all Exchangeable Preferred Stock has not been redeemed prior to the tenth Dividend Payment Date, the Dividend Rate will increase on the tenth Dividend Payment Date to the rate per annum per share of 11% and will thereafter increase by an additional 0.50% per annum per share on each Dividend Payment Date until either the Dividend Rate reaches a rate per annum per share of 16% or the Exchangeable Preferred Stock is redeemed or exchanged by the Company as set forth herein. In no circumstances will the Dividend Rate exceed 16% per annum per share. Each declared dividend shall be payable to holders of record as they appear on the stock books of the Company at the close of business on such record dates as are determined by the Board of Directors or a duly authorized committee thereof (each of such dates a "Record Date"), which Record Dates shall be not more than 45 calendar days nor fewer than 10 calendar days preceding the Dividend Payment Dates therefor. Semi-annual dividend periods (each a "Dividend Period") shall commence on and include the 31st day of March and the 30th day of September of each year and shall end on and include the date next preceding the next following Dividend Payment Date. Dividends on the Exchangeable Preferred Stock shall be fully cumulative and shall accrue (whether or not declared), on a daily basis, from the first day of each Dividend Period; *provided, however*, that the initial semi-annual dividend payable on March 31, 1994 and the amount of any dividend payable for any other Dividend Period shorter than a full Dividend Period shall be computed on the basis of a 360-day year composed of twelve 30-day months and the actual number of days elapsed in the relevant Dividend Period.

(b) *Priority as to Dividends.*

(i) No dividends in any form shall be declared or paid or set apart for payment on any Preferred Stock that constitutes Parity Stock with respect to dividends for any period unless full dividends on the Exchangeable Preferred Stock for the immediately preceding Dividend Period have been or contemporaneously are declared and paid. No cash dividends shall be declared or paid or set apart for payment on any Parity Stock for any period unless full cash dividends on the Exchangeable Preferred Stock for the immediately preceding Dividend Period have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof set apart for such payment). When dividends are not paid in full (or not declared and a sum sufficient for such full payment not so set apart) upon the Exchangeable Preferred Stock and any Parity Stock, all dividends declared upon shares of Exchangeable Preferred Stock and any Parity Stock shall be declared pro rata with respect thereto, so that in all cases the amount of dividends declared per share on the Exchangeable Preferred Stock and such Parity Stock shall bear to each other the same ratio that accrued dividends per share for the then-current Dividend Period on the shares of Exchangeable Preferred Stock (which shall include any accumulation in respect of unpaid dividends for prior Dividend Periods) and dividends, including accumulations, if any, on such Parity Stock, bear to each other.

(ii) Before (1) any dividend or other distribution (other than in Common Stock or other Junior Stock) shall be declared or paid or set aside for payment upon the Common Stock or any other Junior Stock or (2) any Common Stock or any other Junior Stock is redeemed, purchased or otherwise acquired by the Company for any consideration (or any moneys are paid to or made available for a sinking fund for the redemption of any shares of any such stock) except by conversion into or exchange for Common Stock or any other Junior Stock, (A) full cash dividends on the Exchangeable Preferred Stock must be declared and paid or funds paid over to the dividend disbursing agent of the Company for payment of such dividends for the immediately preceding two Dividend Periods (or such lesser number of Dividend Periods during which the shares of Exchangeable Preferred Stock have been outstanding) and (B) a full cash dividend on the Exchangeable Preferred Stock must be declared at the annual Dividend Rate for the current Dividend Period, and sufficient funds paid over to the dividend disbursing agent of the Company for the payment of a cash dividend at the end of such Dividend Period. The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company if under the preceding sentence the Company would be prohibited from purchasing or otherwise acquiring such shares at such time and in such manner.

(iii) No dividend shall be paid or set aside for holders of Exchangeable Preferred Stock for any Dividend Period unless full dividends on any Preferred Stock that constitutes Senior Stock with respect to dividends for that period have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof set apart for such payment).

3. *Optional Redemption.*

(a) *General.*

(i) Subject to the applicable restrictions set forth in this Section 3 and applicable law, the shares of Exchangeable Preferred Stock may be redeemed, in whole or in part, at the election of the Company, upon notice as provided in Section 3(b), by resolution of the Board of Directors, at any time or from time to time, at a redemption price equal to the Liquidation Preference. On and after any such redemption date, dividends shall cease to accrue on the shares redeemed, and such shares shall be deemed to cease to be outstanding, provided that the redemption price (including any accrued and unpaid dividends to the date fixed for redemption) has been duly paid or provided for.

(ii) If less than all the outstanding shares of Exchangeable Preferred Stock are to be redeemed, the Company shall select at its absolute discretion the shares to be redeemed pro rata or by lot.

(b) *Notice of Redemption.*

(i) Notice of any redemption of shares of Exchangeable Preferred Stock, setting forth (1) the date and place fixed for said redemption, (2) the redemption price, (3) a statement that dividends on the shares to be redeemed will cease to accrue on such redemption date and (4) the method(s) by which the holders may surrender their redeemed shares and obtain payment therefor, shall be mailed, postage prepaid, at least 30 days but not more than 90 days prior to said redemption date to each holder of record of the Exchangeable Preferred Stock to be redeemed at his or her address as the same shall appear on the books of the Company. If less than all the shares of the Exchangeable Preferred Stock owned by such holder are then to be redeemed, the notice shall specify the number of shares thereof that are to be redeemed and the numbers of the certificates representing such shares.

(ii) If such notice of redemption shall have been so mailed, and if on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Company separate and apart from its other funds, in trust for the account of the holders of the shares so to be redeemed, so as to be and continue to be available therefor, then, on and after said redemption date, notwithstanding that any certificate for shares of the Exchangeable Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby so called for redemption shall be deemed to be no longer outstanding, the dividends thereon shall cease to accrue, and all rights with respect to such shares of the Exchangeable Preferred Stock so called for redemption shall forthwith cease and terminate, except only the right of the holders thereof to receive out of the funds so set aside in trust the amount payable on redemption thereof, but without interest, upon surrender (and endorsement or assignment for transfer, if required by the Company) of their certificates.

(iii) If such notice of redemption shall have been so mailed, and if on or before the date of redemption specified in such notice all said funds necessary for such redemption shall have been irrevocably deposited in trust, for the account of the holders of the shares of the Exchangeable Preferred Stock to be redeemed (and so as to be and continue to be available therefor), with a bank or trust company named in such notice doing business in the City of New York or the State of Nevada and having combined capital and surplus of at least $50,000,000, thereupon and without awaiting the redemption date, all shares of the Exchangeable Preferred Stock with respect to which such notice shall have been so mailed and such deposit shall have been so made, shall be deemed to be no longer outstanding, and all rights with respect to such shares of the Exchangeable Preferred Stock shall forthwith upon such deposit in trust cease and terminate, except only the right of the holders thereof on or after the redemption date to receive from such deposit the amount payable on redemption thereof, but without interest, upon surrender (and endorsement or assignment to transfer, if required by the Company) of their certificates. In case the holders of shares of the Exchangeable Preferred Stock that shall have been redeemed shall not within two years (or any longer period if required by law) after the redemption date claim any amount so deposited in trust for the redemption of such shares, such bank or trust company shall, upon demand and if permitted by applicable law, pay over to the Company any such unclaimed amount so deposited with it, and shall thereupon be relieved of all responsibility in respect thereof, and thereafter the holders of such shares shall, subject to applicable escheat laws, look only to the Company for payment of the redemption price thereof, but without interest.

(c) *Status of Shares Redeemed.* Shares of Exchangeable Preferred Stock redeemed, purchased or otherwise acquired for value by the Company, shall, after such acquisition, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Company at any time as shares of any series of Preferred Stock other than as shares of Exchangeable Preferred Stock.

4. *Optional Exchange.*

(a) *Exchange; Terms of Subordinated Notes.* Any Exchangeable Preferred Stock that has not been redeemed on or prior to the tenth Dividend Payment Date may be exchanged, in whole or in part, at the election of the Company, upon notice as provided in Section 4(c), by resolution of the Board of Directors, at any time or from time to time on or after the Tenth Dividend Payment Date, for Junior Subordinated Notes (the "Junior Subordinated Notes") issued by the Company. If any Exchangeable Preferred Stock is exchanged in part by the Company, such exchange shall be pro rata or by lot. The principal amount of any Junior Subordinated Notes issued in exchange for Exchangeable Preferred Stock shall be equal to the Liquidation Preference of such Exchangeable Preferred Stock. The Junior Subordinated Notes will mature on the 15th anniversary of the date of the original issuance of the Exchangeable Preferred Stock and will bear interest at an annual rate of 11%, payable semi-annually on the Dividend Payment Dates. The Junior Subordinated Notes may be redeemed, in whole or in part, at the election of the Company, by resolution of the Board of Directors, at any time and from time to time for an amount equal to the principal amount plus accrued but unpaid interest at the date of redemption. No sinking fund payments will be required with respect to the Junior Subordinated Notes.

(b) *Other Terms.* The Junior Subordinated Notes will be governed by an indenture containing, in addition to the terms described in Section 4(a), such terms and conditions as the Board of Directors may approve and such terms and conditions as may be required by then applicable law.

(c) *Notice of Exchange.*

(i) Notice of any such exchange, setting forth (1) the date and place fixed for said exchange, (2) the principal value of the Junior Subordinated Notes to be exchanged for outstanding Exchangeable Preferred Stock, (3) a statement that dividends on the shares to be exchanged will cease to accrue on such exchange date and (4) the method(s) by which the holders may surrender their shares of Exchangeable Preferred Stock and obtain Junior Subordinated Notes in exchange therefor, shall be mailed, postage prepaid, at least 30 days but not more than 90 days prior to said exchange date to each holder of record of the Exchangeable Preferred Stock to be redeemed at his or her address as the same shall appear on the books of the Company.

(ii) If such notice of exchange shall have been so mailed and on or before the exchange date specified in the notice, the Company has delivered the Junior Subordinated Notes to an exchange agent therefor, on and after said exchange date, notwithstanding that any certificate for shares of the Exchangeable Preferred Stock so called for exchange shall not have been surrendered for cancellation, the shares represented thereby so called for exchange shall be deemed to be no longer outstanding, the dividends thereon shall cease to accrue, and all rights with respect to such shares of the Exchangeable Preferred Stock so called for exchange shall forthwith cease and terminate, except only the right of the holders thereof to receive Junior Subordinated Notes in exchange therefor upon surrender of their certificates.

(c) *Status of Shares Exchanged.* Shares of Exchangeable Preferred Stock exchanged for Junior Subordinated Notes shall, after such exchange, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Company at any time as shares of any series of Preferred Stock other than as shares of Exchangeable Preferred Stock.

5. *Voting Rights.*

(a) *General Voting Rights.* Except as expressly provided hereinafter in this Section 5, or as otherwise from time to time required by applicable law, the Exchangeable Preferred Stock shall have no voting rights.

(b) *Voting Rights on Extraordinary Matters.* So long as any shares of Exchangeable Preferred Stock are outstanding and unless the consent or approval of a greater number of shares shall then be required by applicable law, without first obtaining the approval of the holders of at least two-thirds of the number of shares of Exchangeable Preferred Stock at the time outstanding (voting separately as a class) given in person or by proxy at a meeting at which the holders of such shares shall be entitled to vote separately as a class or by written consent in lieu thereof, the Company shall not, either directly or indirectly or through merger, consolidation, reorganization or other business combination with any other company, (i) authorize, create, issue or increase the authorized or issued amount of any Preferred Stock that constitutes Senior Stock or Parity Stock, or any warrants, options or other rights convertible or exchangeable into Senior Stock or Parity Stock or (ii) amend, alter, repeal or otherwise change any provision of its Articles of Incorporation or this resolution so as to materially and adversely affect the rights, preferences, power or privileges of the Exchangeable Preferred Stock. The creation or issuance of Preferred Stock that constitutes Exchangeable Preferred Stock or Junior Stock, or a merger, consolidation or reorganization or other business combination in which the Company is not the surviving entity, or any amendment that increases the number of authorized shares of Preferred Stock that constitutes Exchangeable Preferred Stock or Junior Stock or substitutes the surviving entity in a merger, consolidation, reorganization or other business combination for the Company, shall not be considered to be such a material and adverse change requiring a separate vote of the holders of the Exchangeable Preferred Stock.

(c) *Election of special directors.* If dividends in an amount equal to dividend payments for one Dividend Period have accrued and remain unpaid for two years, holders of Sahara Gaming Preferred Stock will have the right to a separate class vote to elect two special directors to the board of directors of Sahara Gaming (in addition to the then authorized number of directors) at the next annual meeting of stockholders. Upon payment of all dividend arrearages, holders of Sahara Gaming Preferred Stock will be divested of such voting rights until any future time when dividends in an amount equal to dividend payments for one Dividend Period have accrued and remained unpaid for two years. The terms of the special directors will thereupon terminate and the authorized number of directors will be reduced by two.

(d) *One Vote Per Share.* In connection with any matter on which holders of the Exchangeable Preferred Stock are entitled to vote as provided in subparagraphs (b) or (c) above, or any matter on which the holders of the Exchangeable Preferred Stock are entitled to vote as one class or otherwise pursuant to law or the provisions of the Articles of Incorporation, each holder of Exchangeable Preferred Stock shall be entitled to one vote for each share of Exchangeable Preferred Stock held by such holder.

6. *No Sinking Fund.* No sinking fund will be established for the retirement or redemption of shares of Exchangeable Preferred Stock.

7. *Liquidation Rights; Priority.*

(a) In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company and after payment or provision for payment of Preferred Stock that constitutes Senior Stock with respect to the liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of the Exchangeable Preferred Stock shall be entitled to receive, out of the assets of the Company, whether such assets are capital or surplus, whether or not any dividends as such are declared and before any distribution shall be made to the holders of the Common Stock or any other class of stock or series thereof ranking junior to the Exchangeable Preferred Stock with respect to the distribution of assets, an amount (the "Liquidation Preference") per share equal to the sum of (i) $2.14, plus (ii) an amount equal to all accrued and unpaid dividends for the then current Dividend Period, through the date of liquidation, dissolution or winding up, plus all prior Dividend Periods, whether or not declared, plus (iii) if, within five years of the initial issuance of the Exchangeable Preferred Stock, all or substantially all of the assets of the Company are sold or the Company merges with or into any entity as a result of which the stockholders of the Company hold less than 50% of the equity interests of the surviving entity, an amount equal to the lesser of (1) the Designated Amount (as defined below) divided by the total number of shares of Exchangeable Preferred Stock then outstanding and (2) $0.7143. The "Designated Amount" shall be an amount equal to $5 million less the result of (x) the aggregate amount distributable to all holders of shares of Exchangeable Preferred Stock pursuant to (i) above minus (y) $14.98 million. Unless specifically designated as junior or senior to the Exchangeable Preferred Stock with respect to the distribution of assets, all other series or classes of Preferred Stock of the Company shall rank on a parity with the Exchangeable Preferred Stock with respect to the distribution of assets.

(b) Nothing contained in this Section 7 shall be deemed to prevent redemption or exchange of shares of the Exchangeable Preferred Stock by the Company in the manner provided in Section 3 or Section 4, as the case may be. Neither the merger nor consolidation of the Company into or with any other company, nor the merger or consolidation of any other company into or with the Company, nor a sale, transfer or lease of all or any part of the assets of the Company, shall be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of this Section 7.

(c) Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, stating a payment date and the place where the distributable amounts shall be payable, shall be given by mail, postage prepaid, no less than 30 days prior to the payment date stated therein, to the holders of record of the Exchangeable Preferred Stock at their respective addresses as the same shall appear on the books of the Company.

(d) If the amounts available for distribution with respect to the Exchangeable Preferred Stock and all other outstanding stock of the Company ranking on a parity with the Exchangeable Preferred Stock upon liquidation are not sufficient to satisfy the full liquidation rights of all the outstanding Exchangeable Preferred Stock and stock ranking on a parity therewith, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of the Exchangeable Preferred Stock shall mean the amounts specified in Section 7(a) and in the case of any other series of Preferred Stock may include accumulated dividends if contemplated by such series) to which they are entitled.

IN WITNESS WHEREOF, this certificate has been signed by Paul W. Lowden and Stephen J. Szapor, Jr. as of September 30, 1993.

SAHARA GAMING CORPORATION

By: ______________________
Name: Paul W. Lowden
Title: President and Chairman of the Board

By: ______________________
Name: Stephen J. Szapor, Jr.
Title: Assistant Secretary

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On 9-30-93, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. CODER
Notary Public - Nevada
Clark County
My appt. exp. Jan. 25, 1996

____
Notary Public

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On 9-30-93, personally appeared before me, a notary public, Stephen J. Szapor, Jr., personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. CODER
Notary Public - Nevada
Clark County
My appt. exp. Jan. 25, 1996

____
Notary Public

Inv# 89024

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION FOR

SAHARA GAMING CORPORATION

Pursuant to the provisions of NRS 78.390, the undersigned officers of Sahara Gaming Corporation ("the Corporation") certify as follows:

1. That Paul W. Lowden is the President, and William J. Raggio is the Secretary of the Corporation which is a corporation organized and existing under the laws of the state of Nevada.

2. That the Corporation's Board of Directors by duly adopted resolutions approved the proposed amendment disclosed herein and recommended that the proposal be submitted to the Corporation's stockholder's for approval.

3. That the stockholders of the Corporation by majority vote adopted and approved the following amendment to the Corporation's Articles of Incorporation as amended and restated by those certain Amended and Restated Articles of Incorporation filed with the Secretary of State of the State of Nevada the 27th day of September, 1993.

ARTICLE I: NAME

The name of the Corporation is Santa Fe Gaming Corporation.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment as of the 20th day of February, 1996.

Paul W. Lowden

William J. Raggio

ACKNOWLEDGEMENT

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On the 20th day of February, 1996, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the President of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public

JO RAYNER
Notary Public - State of Nevada
Clark County

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

On the 20th day of February, 1996, personally appeared before me, a notary public, William J. Raggio, personally known (or proved) to me to be the Secretary of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public


State of Nevada
Clark County

File No. C7679-1993

FILED # C26779-93

MAY 11 2001



CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
SANTA FE GAMING CORPORATION

Paul W. Lowden and Thomas K. Land certify that:

A. They are the President and Secretary, respectively, of Santa Fe Gaming Corporation, a Nevada corporation (the "Corporation").

B. A Resolution proposing and declaring advisable the following amendment to the Corporation's Articles of Incorporation was duly adopted by the Corporation's Board of Directors.

1. Article I of the Corporation's Articles of Incorporation be amended to read in its entirety as follows:

"ARTICLE I: NAME

The name of the corporation is Archon Corporation."

C. The foregoing amendment to the Corporation's Articles of Incorporation was approved at the annual meeting of the stockholders of the Corporation on May 11, 2001. At the time of the meeting, only the Corporation's common stock was entitled to vote on the amendment and there were issued, outstanding and entitled to vote 6,206,856 shares of common stock. The vote by which the amendment was duly approved and adopted by the Corporation's stockholders was 6,044,557 shares (representing more than a majority of the voting power) voting in favor of the amendment, 12,403 shares voting against the amendment, and 7,366 shares abstaining or not voted.

IN WITNESS WHEREOF, we do hereby execute this Certificate of Amendment of Articles of Incorporation of Santa Fe Gaming Corporation on May 11, 2001.

Paul W. Lowden, President

Thomas K. Land, Secretary

H:\USERS\DOCS\SantaFe\CertOfAmendmentD2.doc [629276.1]

ACKNOWLEDGEMENT

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On the 20th day of February, 1996, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the President of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

JO RAYNER
Notary Public - State of Nevada

Jo Rayner
Notary Public

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

On the 20th day of February, 1996, personally appeared before me, a notary public, William J. Raggio, personally known (or proved) to me to be the Secretary of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public


JO RAYNER

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Archon Corporation
Incoming letter dated January 21, 2003

The proposal requests that the board of directors appoint a committee of independent directors to authorize and direct an investment banking firm to explore alternatives to maximize shareholder value.

There appears to be some basis for your view that Archon may exclude the proposal under rule 14a-8(i)(7). We note that the proposal appears to relate to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Archon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Archon relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor